Exhibit 99.1

Rosetta Genomics Announces $2 Million Private Placement

PHILADELPHIA and REHOVOT, Israel (September 28, 2017) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a genomic diagnostics company that improves treatment decisions by providing timely and accurate diagnostic information to physicians, today announced it has entered into definitive agreements with one prominent institutional healthcare investor for a private placement of unregistered convertible debentures (convertible into 2,173,914 ordinary shares) and warrants to purchase up to 2,173,914 ordinary shares for gross proceeds of $2 million.

H.C. Wainwright & Co. is acting as exclusive placement agent for the offering.

The convertible debentures will (i) have a term of 30 years, (ii) be unsecured, (iii) not bear any interest and (iv) have a conversion price of $0.92 per share. The warrants will (i) have a term of five years, (ii) be exercisable upon issuance and (iii) have an exercise price of $1.15 per share. In the event of a reverse stock split, the conversion price of the convertible debentures may be reduced to the average of the volume weighted average price for the two days with the lowest volume weighted average price during the ten trading days immediately following the reverse stock split; provided that the conversion price of the debentures will not be adjusted below $0.20 per share. Additionally, the conversion price of the convertible debentures are subject to full ratchet anti-dilution protection in the event Rosetta issues securities below the conversion price then in effect; provided that the conversion price of the debentures will not be adjusted below $0.20 per share.

The closing of the offering is expected to occur on or about October 2, 2017, subject to the satisfaction of customary closing conditions.

The unregistered convertible debentures and warrants described above were offered in a private placement under Section 4(a)(2) under the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares issuable upon their conversion and exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. Rosetta has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares issuable upon conversion of the unregistered convertible debentures and upon exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, urologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX RevealTM, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.

Forward-Looking Statement Disclaimer

Various statements in this release, including but not limited to, statements relating to the expected closing date and expected gross proceeds for the offering constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s most recently filed Annual Report on Form 20-F, as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
(267) 298-1159	Anne Marie Fields
investors@rosettagx.com	(212) 838-3777
afields@lhai.com

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